Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

XRPRO SCIENCES, INC.

XRPRO SCIENCES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1.  The name of the Corporation is “XRpro Sciences, Inc.”

2.  The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on April 10, 2012 (the “Second Amended and Restated Certificate of Incorporation”) and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 and Section 228 of the General Corporation Law of the State of Delaware. The amendment amends the Second Amended and Restated Certificate of Incorporation of the Corporation as follows:

ARTICLE FOURTH of the Second Amended and Restated Certificate of Incorporation is hereby amended by adding at the end thereof the following:

“Effective upon the effective time of this Certificate of Amendment to the Second Amended and Restated Articles of Incorporation (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that every two (2) shares of issued Common Stock immediately prior to the Effective Time are reclassified into one (1) share of Common Stock. Notwithstanding the foregoing, no fractional shares of Common Stock shall be issued as a result of the reclassification and any fraction of a share of Common Stock that would otherwise have resulted from the foregoing stock split will be eliminated by rounding such fraction up to the nearest whole share. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified; provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

All other aspects of Article FOURTH shall remain unchanged.

3.  This Certificate of Amendment shall be effective March 25, 2015 at 5:00 P.M. Eastern Daylight Time.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by Richard Cunningham, its Chief Executive Officer, this 24th day of March, 2015.

/s/ Richard Cunningham
Richard Cunningham Chief Executive Officer